                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                      FOR THE MONTH ENDING JANUARY 31, 2006


DEAR INTEREST HOLDER:

ENCLOSED IS THE REPORT FOR THE PERIOD OF JANUARY 31, 2006 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF JANUARY 31, 2006 WAS $98.67, AN INCREASE OF +0.83% FROM THE DECEMBER 31, 2005 VALUE OF $97.86. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS AN INCREASE OF +0.83% AS OF JANUARY 31, 2006.


                            STATEMENT OF INCOME(LOSS)
                            -------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      ($106,657.71)
Change in Unrealized Gain/(Loss)                                   $275,649.97
Gain/(Loss) on Other Investments                                    $10,450.85
Brokerage Commission                                               ($39,533.10)
                                                               ----------------
Total Trading Income                                               $139,910.01

EXPENSES
Audit Fees                                                           $4,000.00
Administrative and Legal Fees                                        $6,585.06
Management Fees                                                     $53,705.91
Offering Fees                                                       $12,325.00
Incentive Fees                                                      $12,915.90
Other Expenses                                                           $0.00
                                                               ----------------
Total Expenses                                                      $89,531.87

INTEREST INCOME                                                     $41,968.27

NET INCOME(LOSS) FROM THE PERIOD                                    $92,346.41
                                                               ================

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                  $11,188,684.02
Addition                                 $5,000.00
Withdrawal                            ($725,266.59)
Net Income/(Loss)                       $92,346.41
                                  -----------------
Month End                           $10,560,763.84

Month End NAV Per Unit                      $98.67

Monthly Rate of Return                       0.83%
Year to Date Rate of Return                  0.83%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (914)307-4000.

        To the best of our knowledge and belief, the information above is accurate and complete:



/s/ Kenneth A. Shewer                             /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                       Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust

Kenmar Global Trust (KGT) ended the month of January up 0.83%. Gains in stock indices, metals and energies offset losses in currencies and interest rates. The Net Asset Value per unit of KGT was $98.67 as of January 31, 2006.


Allocation of Assets to Advisors

                 January 1, 2006     February 1, 2006
                 ---------------     ----------------
Graham                 50%                  50%
Grinham*               0%                   0%
Transtrend             50%                  50%

After suffering its first yearly loss in 2005 since 2002, the Dow managed to scratch out a gain in January amidst somewhat erratic trading patterns. The Federal Reserve implemented a 25-point hike on January 31, its 14th consecutive increase. The volatile tech-oriented NASDAQ followed a gain in December with an additional gain in January 2006. Following its banner 2005 performance that saw the DAX and CAC both gain significantly, European indices ended higher in January. In Asia, the Nikkei had an extremely volatile month that included a mid-month price plunge and a rebound that saw the Nikkei advance by month-end.

In Europe, the European Central Bank (ECB) held rates steady following the December increase of 25 points. Strength in European equities and improving Eurozone economic data lessened the pressure on the central bank from the business community.

The British pound finished January at its highest level since last October 2005. After cutting rates 25 basis points in August, the UK has not moved again and the latest Bank of England minutes showed only one of nine voting members favoring an additional cut. The Canadian dollar hit a 14-year high in January as the Bank of Canada continued to increase rates, and additional hikes are the consensus. In other currencies, the Australian dollar rose in January with the strength in basic commodities being a factor.

In the energy complex, despite the third warmest January on record, crude oil and products had an up month. A major geopolitical event was the victory of Hamas in the Palestinian elections. This adds to terrorism concerns and creates further uncertainty surrounding the Middle East and Israel. In addition, large amounts of oil are still being lost from Nigeria as labor tensions and related terrorist attacks persist. The OPEC meeting in Vienna yielded few surprises as the cartel left production unchanged. The market had fully discounted such an outcome despite efforts from Venezuela and Iran to implement a quota reduction.

Gold continued its march upward in January 2006. Investor and fund types continued to flock to the metal as an alternative asset, and gold extended its role as a non-nationalized currency proxy. Geopolitical factors played a major role in the January rally. As has been the pattern, silver tracked gold higher. In the base metals, following last year's gain, copper continued to appreciate in January, as record prices were achieved.

In the softs, sugar continued to post profits in January. Sugar has benefited from the expanding role of ethanol which has diverted a large part of the Brazilian crop, and last fall's hurricanes took their toll with Central American crops. Sugar now assumes a dual role as a food and bio-fuel product. Coffee also had a stellar January. Prices had a brief sell-off in mid January but then steadied. Physical demand has been strong and the holiday season was particularly buoyant.